Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-51

Supplement to Prospectus Supplement dated February 27, 2007
to Prospectus Dated February 7,  2007

$1,599,253,000
(Approximate at the Time of Issuance)

Mortgage Pass-Through Certificates, Series 2007-1F

GSR Mortgage Loan Trust 2007-1F
Issuing Entity

GS Mortgage Securities Corp.
Depositor

Goldman Sachs Mortgage Company
Sponsor

Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator

U.S. Bank National Association
Trustee

Avelo Mortgage, L.L.C.
JPMorgan Chase Bank, National Association
Wells Fargo Bank, N.A.
Servicers

This is a supplement (the “Supplement”) to the prospectus supplement dated February 27, 2007 (the “Prospectus Supplement”) to the prospectus dated February 7, 2007 (the “Prospectus”) relating to the GSR Mortgage Loan Trust 2007-1F Mortgage Pass-Through Certificates, Series 2007-1F.  This Supplement supersedes in its entirety the supplement dated October 9, 2008 to the Prospectus Supplement.

Capitalized terms used, but not defined, in this Supplement shall have the meanings given to them in the Prospectus Supplement.

•	The table appearing on the cover of the Prospectus Supplement is revised by adding footnotes (9) and (10) to the table below as follows:

Class	Approximate Initial Class Principal Balance or Notional Amount(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	S&P Rating(4)	Fitch Rating(4)	Moody’s Rating(4)	Rated Final Distribution Date(5)
1A-1	$2,520,000	5.00%	Senior	Fixed	NR	AAA(9) (10)	Aaa(9)	December 2035
2A-1	$670,073,000	5.50%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-2	$497,836,000	5.50%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-3	$38,222,000	5.50%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-4	$124,215,000	5.50%	Super Senior/NAS	Fixed	NR	AAA(10)	Aaa(9)	January 2037
2A-5	$9,800,000	5.50%	Senior Support/NAS	Fixed	NR	AAA(9) (10)	Aa1(9)	January 2037

(continued on following pages)

THE CLASS M-1 CERTIFICATES, CLASS B-1 CERTIFICATES, CLASS B-2 CERTIFICATES AND CLASS B-3
CERTIFICATES ARE NOT OFFERED UNDER THIS SUPPLEMENT

Goldman, Sachs & Co.
The date of this supplement is August 31, 2009

Class	Approximate Initial Class Principal Balance or Notional Amount(1)	Annual Certificate Interest Rate	Type(2)	Interest Type(3)	S&P Rating(4)	Fitch Rating(4)	Moody’s Rating(4)	Rated Final Distribution Date(5)
2A-6	$310,270,000		5.50%	Senior/PAC	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-7	$187,566,000		5.50%	Super/SUP	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-8	$18,909,000		5.50%	Senior/AD	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-9	$19,313,000		5.50%	Senior/Z	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
2A-10	$536,058,000		5.50%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-1	$214,978,676		6.00%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-2	$157,222,000		6.00%	Senior	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-3	$14,461,000		6.00%	Senior	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-4	$132,127,000		5.75%	Super Senior/NAS	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-5	$12,314,000		6.00%	Senior Support/NAS	Fixed	NR	AAA(9) (10)	Aa1(9)	January 2037
3A-6	$153,000,000		Floating(6)	Super Senior/SUP	Floating	AAA(9)	AAA(9) (10)	Aaa(9)	January 2037
3A-7	$153,000,000	(7)	Floating(6)	Senior/IO	Floating	NR	AAA	Aaa(9)	January 2037
3A-8	$50,000,000		6.00%	Senior	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-9	$142,670,000		5.50%	Senior/PAC	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-10	$13,972,500	(7)	6.00%	Senior/IO	Fixed	NR	AAA	Aaa(9)	January 2037
3A-11	$50,000,000		5.75%	Super Senior/PAC	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-12	$142,670,000		6.00%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-13	$10,112,000		6.00%	Senior	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-14	$142,670,000		5.75%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-15	$132,127,000		6.00%	Senior/Exchangeable	Fixed	NR	AAA(9) (10)	Aaa(9)	January 2037
3A-16	$5,505,291	(7)	6.00%	Senior/IO	Fixed	NR	AAA	Aaa(9)	January 2037
4A-1	$165,077,000		Floating(6)	Senior	Floating	NR	AAA(9) (10)	Aaa(9)	January 2037
4A-2	$165,077,000	(7)	Floating(6)	Senior/IO	Floating	NR	AAA	Aaa(9)	January 2037
A-X	$289,486	(7)	7.00%	RSTP/IO	Fixed	NR	AAA	Aaa(9)	January 2037
M-1	$10,462,000		Variable(8)	SUB	Variable	NR	AA+(9) (10)	NR	January 2037
B-1	$16,867,000		Variable(8)	SUB	Variable	NR	AA(9)	NR	January 2037
B-2	$8,032,000		Variable(8)	SUB	Variable	NR	A(9)	NR	January 2037
B-3	$4,016,000		Variable(8)	SUB	Variable	NR	BBB(9)	NR	January 2037

(9)
The ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-10 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-7 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-10 Certificates, Class 3A-11 Certificates, Class 3A-12 Certificates, Class 3A-13 Certificates, Class 3A-14 Certificates, Class 3A-15 Certificates, Class 3A-16 Certificates, Class 4A-1 Certificates, Class 4A-2 Certificates, Class A-X Certificates, Class M-1 Certificates, Class B-1 Certificates, Class B-2 Certificates and Class B-3 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of the Certificates Have Been Downgraded” below.

(10)
The ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-10 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-11 Certificates, Class 3A-12 Certificates, Class 3A-13 Certificates, Class 3A-14 Certificates, Class 3A-15 Certificates, Class 4A-1 Certificates and Class M-1 Certificates are on review for possible future downgrade by Fitch as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•
The Risk Factor entitled “Geographical Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses if Those Jurisdictions Experience Economic Downturns” on pages S-22 – S-23 of the Prospectus Supplement is amended by adding the following at the end thereof:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate

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effect on certificateholders if the regulatory authorities in any of those states take actions against any loan seller or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “Risk Factors—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this prospectus supplement.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-30 of the Prospectus Supplement is amended by adding the following at the end thereof:

In addition, servicing transfers may result in a longer or shorter prepayment period immediately following the date of the transfer if the successor servicer has a different prepayment period, which may affect the yield on your certificates.

Even if a transfer of servicing does not actually occur, potential transition issues associated with or possible disruptions in operations resulting or arising from consolidations or business combinations affecting a servicer may result in similar issues associated with a servicing transfer or otherwise adversely affect servicing generally.  It is difficult to predict the outcome of any consolidation or business combination in the servicing of mortgage loans and its impact on your certificates.

For recent developments regarding Avelo Mortgage, L.L.C., one of the servicers, and its affiliates, see “Recent Developments in Respect of Avelo Mortgage, L.L.C.” below.  For recent developments regarding JPMorgan Chase Bank, N.A., one of the servicers, and its affiliates, see “Recent Developments in Respect of JPMorgan Chase Bank, N.A. and its Affiliates” below.

•
The Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” on pages S-35–S-36 of the Prospectus Supplement is deleted in its entirety and replaced with the following, and all references in the Prospectus Supplement to the Risk Factor entitled “Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” shall be deemed to be references to the Risk Factor entitled “Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses”:

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Recently, the Residential Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses
Recently, the residential mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, housing prices and appraisal values in many states have been declining after extended periods of significant appreciation.  The decline of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more restrictive underwriting criteria for loans.  This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period.

The increased levels of delinquencies and defaults, as well as deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements.  This has led to deterioration in the financial performance of many subprime, Alt-A and other nonprime loan originators as well as prime loan originators.  In some cases, such deterioration has caused certain loan originators to cease operations.

Any such deterioration could adversely affect the ability of a loan seller to repurchase mortgage loans as to which a material breach of representation or warranty exists or to

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service mortgage loans.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.  Even in cases where a loan originator has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by loan sellers.

The mortgage loans held by the issuing entity do not include subprime mortgage loans; however, many originators that underwrite prime or Alt-A mortgage loans also underwrite subprime mortgage loans and consequently have exposure to the subprime mortgage market.  In addition, some sources have reported that default rates on Alt-A and other prime mortgage loans have also increased.

In response to the deterioration in the performance of prime and nonprime mortgage loans, the rating agencies have taken action with respect to a large number of prime and nonprime mortgage securitizations. There can be no assurance that the rating agencies will not take additional action with respect to prime securitizations in response to either the deteriorating delinquency, default and loss rates on prime and nonprime mortgage loans or the perception that such deterioration may occur in the future.

A number of state regulatory authorities have taken action against certain loan originators and servicers for alleged violations of state laws.  Certain of those actions prohibit those servicers from pursuing foreclosure actions, and in the future one or more additional states could seek similar limitations on the ability of mortgage loan servicers, to take actions (such as pursuing foreclosures) that may be essential to service and preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations that applied to a servicer of the mortgage loans could adversely affect the issuing entity's ability to realize on

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the mortgage loans. See “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” in this Supplement.

Additionally, proposed federal legislation would, if enacted, permit borrowers in bankruptcy to restructure mortgage loans secured by their primary residences.  Bankruptcy courts could, if this legislation is enacted, reduce the amount of the principal balance of a mortgage loan that is secured by a lien on the mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

You should consider the risk that the general market conditions discussed above may affect the performance of the mortgage loans backing your certificates and may adversely affect the yield on your certificates.

•
The Risk Factor entitled “Violation of Various Federal State and Local Laws may Result in Losses on the Mortgage Loans” on pages 9–10 of the Prospectus is deleted in its entirety and replaced with the following:

Violation of Various Federal State and Local Laws May Result in Losses on the Mortgage Loans
There has been continuous focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies, primarily in the subprime, Alt-A and other nonprime sectors, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices, and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection

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practices may apply to the origination, ownership, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

• the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

• the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

• the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws may limit the ability of the applicable servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the related trust to damages and administrative enforcement (including disgorgement of prior interest and fees paid). In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the trust (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the trust or subsequent holders of the mortgage loans.

The applicable loan seller or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations. In addition, the applicable loan seller or Goldman Sachs Mortgage Company, as applicable, will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home

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Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations that materially and adversely affects the value of a mortgage loan, the applicable loan seller or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time and under certain circumstances, the Depositor may substitute the affected mortgage loan, in the manner and to the extent described in the prospectus.

It is possible in the future that governmental authorities or attorneys general may take actions against any servicer that could prohibit such servicer from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•	The following Risk Factors are added to the Prospectus Supplement:

The Ratings on Certain Classes of the Certificates Have Been Downgraded	Moody's Investors Service (“Moody’s”) has downgraded its ratings of certain classes of certificates as follows: (i) the Class 1A-1 Certificates have been downgraded from “Aaa” to “B3”; (ii) the Class 2A-1 Certificates have been downgraded from “Aaa” to “B2”; (iii) the Class 2A-2 Certificates have been downgraded from “Aaa” to “B2”; (iv) the Class 2A-3 Certificates have been downgraded from “Aaa” to “B3”; (v) the Class 2A-4 Certificates have been downgraded from “Aaa” to “Baa2”; (vi) the Class 2A-5 Certificates have been downgraded from “Aa1” to “Ca”; (vii) the Class 2A-6 Certificates have been downgraded from “Aaa” to “B2”; (viii) the Class 2A-7 Certificates have been downgraded from “Aaa” to “B2”; (ix) the Class 2A-8 Certificates have been downgraded from “Aaa” to “B3”; (x) the Class 2A-9 Certificates have been downgraded from “Aaa” to “B3”; (xi) the Class 2A-10 Certificates have been

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downgraded from “Aaa” to “B3”; (xii) the Class 3A-1 Certificates have been downgraded from “Aaa” to “Ba3”; (xiii) the Class 3A-2 Certificates have been downgraded from “Aaa” to “B2”; (xiv) the Class 3A-3 Certificates have been downgraded from “Aaa” to “B3”; (xv) the Class 3A-4 Certificates have been downgraded from “Aaa” to “Baa2”; (xvi) the Class 3A-5 Certificates have been downgraded from “Aa1” to “Ca”; (xvii) the Class 3A-6 Certificates have been downgraded from “Aaa” to “Ba3”; (xviii) the Class 3A-7 Certificates have been downgraded from “Aaa” to “Ba3”; (xix) the Class 3A-8 Certificates have been downgraded from “Aaa” to “B2”; (xx) the Class 3A-9 Certificates have been downgraded from “Aaa” to “B2”; (xxi) the Class 3A-10 Certificates have been downgraded from “Aaa” to “Ba1”; (xxii) the Class 3A-11 Certificates have been downgraded from “Aaa” to “Ba1”; (xxiii) the Class 3A-12 Certificates have been downgraded from “Aaa” to “B2”; (xxiv) the Class 3A-13 Certificates have been downgraded from “Aaa” to “B3”; (xxv) the Class 3A-14 Certificates have been downgraded from “Aaa” to “B2”; (xxvi) the Class 3A-15 Certificates have been downgraded from “Aaa” to “Baa2”; (xxvii) the Class 3A-16 Certificates have been downgraded from “Aaa” to “Baa2”; (xxviii) the Class 4A-1 Certificates have been downgraded from “Aaa” to “B3”; (xxix) the Class 4A-2 Certificates have been downgraded from “Aaa” to “B3”; and (xxx) the Class A-X Certificates have been downgraded from “Aaa” to “Baa2”.

Fitch Ratings (“Fitch”) has downgraded its ratings of certain classes of certificates as follows: (i) the Class 1A-1 Certificates have been downgraded from “AAA” to “BBB”; (ii) the Class 2A-1 Certificates have been downgraded from “AAA” to “BBB”; (iii) the Class 2A-2 Certificates have been downgraded from “AAA” to “BBB”; (iv) the Class 2A-3 Certificates have been downgraded from “AAA” to “BBB”; (v) the Class 2A-5 Certificates have been downgraded from “AAA” to “BBB”; (vi) the Class 2A-6 Certificates have been downgraded from “AAA” to “BBB”; (vii) the Class 2A-7 Certificates have been downgraded from “AAA” to “BBB”; (viii) the Class 2A-8 Certificates have been downgraded from “AAA” to “BBB”; (ix) the Class 2A-9 Certificates have been downgraded from “AAA” to “BBB”; (x) the Class 2A-10 Certificates have been downgraded from “AAA” to “BBB”; (xi) the Class 3A-1 Certificates have been downgraded from

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“AAA” to “BBB”; (xii) the Class 3A-2 Certificates have been downgraded from “AAA” to “BBB”; (xiii) the Class 3A-3 Certificates have been downgraded from “AAA” to “BBB”; (xiv) the Class 3A-4 Certificates have been downgraded from “AAA” to “AA”; (xv) the Class 3A-5 Certificates have been downgraded from “AAA” to “BBB”; (xvi) the Class 3A-6 Certificates have been downgraded from “AAA” to “AA”; (xvii) the Class 3A-8 Certificates have been downgraded from “AAA” to “BBB”; (xviii) the Class 3A-9 Certificates have been downgraded from “AAA” to “BBB”; (xix) the Class 3A-11 Certificates have been downgraded from “AAA” to “AA”; (xx) the Class 3A-12 Certificates have been downgraded from “AAA” to “BBB”; (xxi) the Class 3A-13 Certificates have been downgraded from “AAA” to “BBB”; (xxii) the Class 3A-14 Certificates have been downgraded from “AAA” to “BBB”; (xxiii) the Class 3A-15 Certificates have been downgraded from “AAA” to “AA”; (xxiv) the Class 4A-1 Certificates have been downgraded from “AAA” to “BBB”; (xxv) the Class M-1 Certificates have been downgraded from “AA+” to “BB”; (xxvi) the Class B-1 Certificates have been downgraded from “AA” to “CCC”; (xxvii) the Class B-2 Certificates have been downgraded from “A” to “CC”; (xxviii) the Class B-3 Certificates have been downgraded from “BBB” to “C”; (xxix) the Class B-4 Certificates have been downgraded from “BB” to “C”; and (xxx) the Class B-5 Certificates have been downgraded from “B” to “C.”

In addition, Fitch has placed its ratings on the Class 1A-1 Certificates, Class 2A-1 Certificates, Class 2A-2 Certificates, Class 2A-3 Certificates, Class 2A-4 Certificates, Class 2A-5 Certificates, Class 2A-6 Certificates, Class 2A-7 Certificates, Class 2A-8 Certificates, Class 2A-9 Certificates, Class 2A-10 Certificates, Class 3A-1 Certificates, Class 3A-2 Certificates, Class 3A-3 Certificates, Class 3A-4 Certificates, Class 3A-5 Certificates, Class 3A-6 Certificates, Class 3A-8 Certificates, Class 3A-9 Certificates, Class 3A-11 Certificates, Class 3A-12 Certificates, Class 3A-13 Certificates, Class 3A-14 Certificates, Class 3A-15 Certificates, Class 4A-1 Certificates and Class M-1 Certificates on review for possible future downgrade.

Standard & Poor’s Rating Services, a division of The McGraw Hill Companies, Inc. (“S&P”), has downgraded its rating of the Class 3A-6

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Certificates from “AAA” to “A”.

There can be no assurance that any of these classes of certificates will not be downgraded further or that other classes of certificates will not be downgraded in the future.

The Class M-1 Certificates, Class B-1 Certificates, Class B-2 Certificates, Class B-3 Certificates, Class B-4 Certificates and Class B-5 Certificates are not offered by this Prospectus Supplement.

The Loan Sellers May Not Be Able to Repurchase Defective Mortgage Loans	Each of the loan sellers has made various representations and warranties related to the mortgage loans sold by it. Those representations are summarized in “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans” in this prospectus supplement.

If any of the loan sellers fails to cure a material breach of its representations and warranties with respect to any related mortgage loan in a timely manner, then such loan seller would be required to repurchase the defective mortgage loan.  The inability of a loan seller to repurchase defective mortgage loans would likely cause the related mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the offered certificates could occur.

Goldman Sachs Mortgage Company and its Affiliates May Have Conflicts of Interest
Recent developments in the residential mortgage market have led to a deterioration in the financial performance of many subprime, Alt-A, other nonprime loan originators as well as prime loan originators.  Due to these developments affecting these loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that Goldman Sachs Mortgage Company and its affiliates may have or may enter into in the future with one or more of the loan sellers and servicers.  In taking any actions or engaging in other transactions with those originators, Goldman Sachs Mortgage Company and its affiliates are not required to take into account the effect of such actions or transactions on the issuer or the

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certificateholders.  Among other things, Goldman Sachs Mortgage Company and its affiliates may purchase, as principal, mortgage loans originated or sold by such originators that are not included in the issuer, and may seek to enforce against such originators any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other mortgage loans.  Goldman Sachs Mortgage Company or its affiliates may provide secured or unsecured financing to one or more originators, and may seek to enforce remedies against such originators if an event of default occurs in respect of that financing.  Goldman Sachs Mortgage Company and its affiliates will not have any obligation to account to the issuer for any amounts they collect in respect of any loans, financing or other transactions they may have with any originator, and Goldman Sachs Mortgage Company and its affiliates will have no obligation to pursue any claims against such originators on behalf of the issuer or with respect to mortgage loans included in the trust fund.

•
Notwithstanding anything to the contrary in the Prospectus Supplement, as previously supplemented, the following section is added following “Description of the Mortgage Pool—Representations and Warranties Regarding the Mortgage Loans”:

Recent Developments in Respect of Avelo Mortgage, L.L.C.

Pursuant to a Subservicing Agreement dated as of July 1, 2008, Avelo Mortgage, L.L.C. ("Avelo"), a servicer, engaged Litton Loan Servicing LP, a Delaware limited partnership ("Litton"), as a subservicer to perform the servicing obligations with respect to the Mortgage Loans serviced by Avelo.  Avelo, Litton, the Depositor and the Sponsor are affiliates.

Recent Developments in Respect of JPMorgan Chase Bank, N.A. and its Affiliates

In an announcement on January 7, 2009 (the “January 7th Announcement”), Standard and Poor's Ratings Services (“S&P”) affirmed its “STRONG” rankings on Chase Home Finance LLC ("Chase") as a residential mortgage servicer and residential subprime mortgage servicer. Chase acts as a subservicer for JPMorgan Chase Bank, N.A., one of the servicers.  The January 7th Announcement also indicated that S&P had revised the outlook to “negative” from “stable” due to uncertainties surrounding Chase’s purchase of two large servicing entities in 2008, the integration of which may require significant planning and strategic decisions by Chase.

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